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Company	Headline	Embargo	Last Update	Add Dist R
BAE SYSTEMS PLC	Acquisition	08:00 16 Aug 04	08:00 16 Aug 04	

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BAE SYSTEMS acquisition of AEI

16th Augu

BAE Systems today announced it has purchased the 50% share in Aerosystems International Limited (AeI) previously owned by GKN plc for £14.5 million in cash. BAE Systems already holds 50% of AeI shares and this purchase AeI becomes a wholly owned subsidiary of BAE Systems.

AeI employs approximately 400 people both in the UK and overseas and is headquartered in Yeovil, Somerse

AeI is a leading company in the analysis, design, development and delivery of complex, software intensive s for the defence industry. AeI also develops cutting edge systems and smart technologies for various industrial applications.

AeI becomes part of the BAE SYSTEMS Customer Solutions & Support business.

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BAE Systems plc

London

8/24

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82-03138

16th August 2004

BAE SYSTEMS PURCHASES THE REMAINDER OF AEI

BAE Systems today announced it has purchased the 50% share in Aerosystems International Limited (AeI) previously owned by GKN plc for £14.5 million in cash. BAE Systems already holds 50% of AeI shares and with this purchase AeI becomes a wholly owned subsidiary of BAE Systems.

AeI employs approximately 400 people both in the UK and overseas and is headquartered in Yeovil, Somerset.

AeI is a leading company in the analysis, design, development and delivery of complex, software intensive systems for the defence industry. AeI also develops cutting edge systems and smart technologies for various industrial applications.

AeI becomes part of the BAE SYSTEMS Customer Solutions & Support business.

Issued by
BAE Systems plc
London

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82-03138

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BAE SYSTEMS PLC	Acquisition		15:14 13 Aug 04	

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BAE SYSTEMS COMPLETES ACQUISITION OF BOEING COMMERCIAL ELECTRONICS UNIT

BAE Systems today announced it has completed the acquisition of Boeing's Commercial Electronics developer and producer of avionics products and systems for commercial aircraft. The acquisition of the Com Electronics unit will increase BAE Systems' already significant presence in commercial aircraft subsystems.

The Commercial Electronics business, which had 2003 sales of about $170 million, will become part of BAE Systems' Platform Solutions Sector, which provides a broad range of capabilities and products for commercia military aircraft.

Issued by

BAE Systems

London

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82-03138

13 August 2004

BAE SYSTEMS COMPLETES ACQUISITION OF BOEING COMMERCIAL ELECTRONICS UNIT

BAE Systems today announced it has completed the acquisition of Boeing's Commercial Electronics unit, a developer and producer of avionics products and systems for commercial aircraft. The acquisition of the Commercial Electronics unit will increase BAE Systems' already significant presence in commercial aircraft subsystems.

The Commercial Electronics business, which had 2003 sales of about $170 million, will become part of BAE Systems' Platform Solutions Sector, which provides a broad range of capabilities and products for commercial and military aircraft.

Issued by
BAE Systems plc
London